Filed Pursuant to Rule 433
Registration No. 333-156132
$500,000,000 3.90% Senior Notes due 2020
$750,000,000 5.35% Senior Notes due 2040
TERM SHEET
October 27, 2010

Issuer:	The Travelers Companies, Inc.

Securities:	3.90% Senior Notes due 2020	5.35% Senior Notes due 2040

Expected Ratings:*	Moody’s: A2 (stable) / S&P: A- (positive) / Fitch A (stable)

Principal Amount:	$500,000,000	$750,000,000

CUSIP:	89417E AG4	89417E AH2

ISIN:	US89417EAG44	US89417EAH27

Maturity Date:	November 1, 2020	November 1, 2040

Public Offering Price:	99.910%	99.379%

Gross Proceeds:	$499,550,000	$745,342,500

Coupon:	3.90%	5.35%

Benchmark Treasury:	2.625% due August 15, 2020	4.375% due May 15, 2040

Benchmark Treasury Yield:	2.711%	4.042%

Re-offer Spread to Treasury:	+120 bps	+135 bps

Yield-to-Maturity:	3.911%	5.392%

Interest Payment Dates:	Semi-annually in arrears November 1 and May 1, commencing May 1, 2011

Make Whole Call:	T+15 bps	T+20 bps

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Specified Currency:	U.S. Dollars

Trade Date:	October 27, 2010

Settlement Date (T+3):	November 1, 2010

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman, Sachs & Co. Wells Fargo Securities, LLC Barclays Capital Inc. J.P. Morgan Securities LLC

Co-Managers:	HSBC Securities (USA) Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. toll free at 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, Wells Fargo Securities, LLC toll free at 1-800-326-5897 or by emailing prospectus.specialrequests@wachovia.com, Barclays Capital Inc. toll free at 1-888-603-5847, or J.P. Morgan Securities LLC collect at 1-212-834-4533.

*	Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.